Exhibit 99.1

Santiago, February 23, 2016
GG/032/2016

Mr. Carlos Pavez Tolosa
Superintendent
Superintency of Secutiries and Isurance
Present

REF.:	MATERIAL EVENT NOTICE

For your consideration:

In accordance with the provisions set forth in articles 9 and 10 of the 18,045 Law on Securities Markets and Chapter 18-10 of the Norms’ Compilation of the Banks and Financial Institutions Superintendency, CorpBanca informs you of the following material event regarding the company:

On February 23, 2015, CorpBanca held a Board of Directors’ (the “Board”) meeting, at which the members of the Board resolved to inform the public of the following event, as a material event notice:

The Board has scheduled the annual general shareholders meeting for March 11, 2016. At such meeting, the shareholders will review the matters relevant to such corporate body and will be requested to approve, among other things, the annual financial statements reflecting a profit of Ch$201,771,031,442 for the year ended December 31, 2015 and the Board’s proposal to distribute dividends in an aggregate amount equal to Ch$104,082,117,991, payable to the holders of the Bank’s 340,358,194,234 total outstanding shares. If approved, a dividend distribution of Ch$0.30580171 per share will be paid upon the conclusion of the shareholders meeting.

In the event the distribution is approved pursuant to the terms set forth above, the shareholders entitled to receive such dividends will be those registered in the company’s shareholders’ registry as of the fifth business day prior to the date of the shareholders’ meeting.

Sincerely yours,

Cristian Canales Palacios
Acting Chief Executive Officer (s)